SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

KAISER GROUP HOLDINGS, INC.

(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.

(Names of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

483059 101

(CUSIP Number of Class of Securities)

Douglas W. McMinn

President and Chief Executive Officer

KAISER GROUP HOLDINGS, INC.

9300 Lee Highway

Fairfax, Virginia 22031-1207

(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Dennis J. Friedman, Esq.	James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP	Gibson, Dunn & Crutcher LLP
200 Park Avenue, 47th Floor	3161 Michelson Drive
New York, NY 10166-0193	Irvine, CA 92612-4412

                This statement is filed in connection with (check the appropriate box):

                a.             ☐  The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

                b.             ☐  The filing of a registration statement under the Securities Act of 1933.

                c.             ☒  A tender offer.

                d.             ☐  None of the above.

                Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

                Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation(1):	Amount of filing fee:
$489,227	$15.02

(1)           Calculated solely for purposes of determining the filing fee, based on the odd-lot tender offer price of $29.80 per share for the eligible shares of common stock, multiplied by 16,417, the estimated maximum number of shares to be purchased in the offer.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:  $15.02

                Form or Registration No.:  Schedule 13E-3 (File No. 005-41027)

                Filing Party:  KAISER GROUP HOLDINGS, INC.

                Date Filed:  October 25, 2007

Introduction

                This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on October 25, 2007 by Kaiser Group Holdings, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1, (the “Amendment”) filed on November 30, 2007, in connection with its offer to purchase for cash all shares of its common stock, $0.01 par value per share (the “Common Stock”), held by stockholders who owned of record or beneficially fewer than 100 shares as of the close of business on October 22, 2007 and who continue to hold such shares through the expiration of the offer, at a price of $29.80 per share, pursuant to the offer to purchase dated October 25, 2007 (as amended by the Amendment, the “Offer to Purchase”) and the related acceptance card (as amended by the Amendment, the “Card”).  Except as otherwise noted below, no changes have been made to the responses to the original Schedule 13E-3.

                Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase and the Card, are hereby amended as follows:

1.             The expiration date of the offer, which initially was established to be 5:00 p.m. New York City time on Friday, November 30, 2007, and which was subsequently extended to 5:00 p.m. New York City time on Wednesday, December 12, 2007, has been extended to 5:00 p.m. New York City time on Wednesday, January 9, 2008. The expiration date of the offer may be further extended or may be earlier terminated. The Offer to Purchase and the Card, as well as all other correspondence accompanying the Offer to Purchase and the Card, are hereby amended to replace all references to 5:00 p.m. New York City time on Wednesday, December 12, 2007, with 5:00 p.m. New York City time, on Wednesday, January 9, 2008.  As of December 10, 2007, the Company has received tenders of approximately 5,722 shares of common stock from approximately 398 record and beneficial holders eligible to participate in the Offer.

2.             The information for the fourth quarter of fiscal 2007 under the caption "8. Price Range of Shares; Dividends" on page 29 of the Offer to Purchase is hereby amended to replace "through November 29, 2007" with "through December 12, 2007".

3.             The table following the third paragraph under the caption “10.  Certain Information Concerning Us” on page 30 of the Offer to Purchase is hereby amended to read as follows:

SEC FILINGS	PERIOD OR DATE FILED
Annual Report of Form 10-K	Year ended December 31, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Current Reports on Form 8-K	Filed on February 2, 2007, April 12, 2007, May 29, 2007, June 15, 2007, November 5, 2007, November 30, 2007 and December 13, 2007
Proxy Statement	Filed on September 26, 2007

Item 16. Exhibits.

(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.*

(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*

(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*

(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*

(a)(1)(v)	Form of letter to holders ineligible to participate.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

* Previously filed.

SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.

By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	December 13, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase for Cash dated October 25, 2007.	*
(a)(1)(ii)	Form of Acceptance Card with letter to odd-lot record holders.*
(a)(1)(iii)	Form of Acceptance Card with letter to odd-lot holders of unexchanged Old Kaiser shares.*
(a)(1)(iv)	Form of letter to odd-lot beneficial holders.*
(a)(1)(v)	Form of letter to holders ineligible to participate.*

* Previously filed.